

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

June 16, 2011

<u>Via E-mail</u>
James W. Griffith, Chief Executive Officer
The Timken Company
1835 Dueber Avenue, S.W.
Canton, Ohio 44706

   RE: The Timken Company
      Form 10-K for the Fiscal Year Ended December 31, 2010
      Filed February 22, 2011
      File No 1-01169

Dear Mr. Griffith:

We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Terence O'Brien
        Accounting Branch Chief